UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission file number: 001-39477

GLOBAL BLUE GROUP HOLDING AG

(Exact name of Registrant as specified in its charter)

Zürichstrasse 38, 8306 Brüttisellen, Switzerland
+41 22 363 77 40
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No ☒

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Effective November 22, 2021, the existing $75 million supplemental liquidity facility that SL Globetrotter, L.P., and Global Blue Holding L.P. made available to Global Blue Group Holding AG (the “Company”) on the terms and conditions of a loan agreement dated September 30, 2020 (the “Existing Agreement”), was amended (the “Amended Agreement”) pursuant to an amendment to the Existing Agreement (the “Amendment”). The Amendment provides for, among other things, (i) an extension to the availability period for the facility under the Amended Agreement to April 8, 2022; (ii) an amendment to the maturity date for loans borrowed under the Amended Agreement to the earlier of (1) the date falling on the second anniversary of the date of the initial utilization of loans under the Amended Agreement and (2) February 28, 2024; (iii) the removal of certain conditions to utilization relating to liquidity needs and lack of third-party financing arrangements; and (iv) the inclusion of new undertakings for the Company with respect to repayment of the loans under the Amended Agreement and the use of reasonable endeavors to obtain third party financing (subject to certain conditions).

A copy of the Amendment, including the Amended Agreement, is furnished herewith as Exhibit 4.1 and incorporated herein by reference. The above description of the Amendment is qualified in its entirety by reference to such exhibit.

This report on Form 6-K and the exhibits hereto shall be deemed to be incorporated by reference in the registration statements on Form F-3 (No. 333-259200) and Form S-8 (No. 333-260108) of the Company and the prospectuses incorporated therein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 23, 2021

GLOBAL BLUE GROUP HOLDING AG

By:         /s/ Jacques Stern
Name:         Jacques Stern
Title:         Chief Executive Officer

EXHIBIT INDEX

Exhibit number	Description
4.1
Amendment, effective November 22, 2021, to Loan Agreement dated September 30, 2020 between Global Blue Group Holding AG, as borrower, and SL Globetrotter, L.P. and Global Blue Holding L.P., as lenders.

Exhibit 4.1

Amendment, effective November 22, 2021, to Loan Agreement dated September 30, 2020 between Global Blue Group Holding AG, as borrower, and SL Globetrotter, L.P. and Global Blue Holding L.P., as lenders.

PRIVATE AND CONFIDENTIAL

22 November 2021

From:     Global Blue Group Holding AG (the Borrower)

To:     SL Globetrotter, L.P.
    and
    Global Blue Holding L.P.
    (together, the Lenders)

Dear Sirs

Project Globetrotter - Liquidity Loan Amendment Letter

1Introduction
1.1Reference is made to the loan agreement dated 30 September 2020 between Global Blue Group Holding AG as borrower and the Lenders (the Loan Agreement). Unless otherwise defined herein, terms defined in the Loan Agreement shall have the same meaning when used in this letter.
1.2The Borrower and SL Globetrotter, L.P. (in its capacity as a Lender constituting the Majority Lenders) are entering into this letter to amend the Loan Agreement in accordance with Clause 12 (Amendments) of the Loan Agreement.
2Amendment and Restatement of the Loan Agreement
On the date of this letter, the Loan Agreement shall be amended and restated as set out in the Schedule (Amended and Restated Loan Agreement).
3Miscellaneous
3.1This letter may be executed in any number of copies which taken together shall constitute the same agreement.
3.2Any person who is not a party to this letter has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce or to enjoy the benefit or any of its terms.
3.3The provisions of Clause 18 (Governing Law) of the Loan Agreement shall apply to this letter mutatis mutandis.
        Project Globetrotter: Liquidity Loan Agreement

Schedule
Amended and Restated Loan Agreement

THIS LOAN AGREEMENT (this Agreement) is made on 30 September 2020 (as amended and restated on 22 November 2021) between:
(1)THE LENDERS listed in Schedule 1 (The Lenders) as lenders (the Lenders); and
(2)GLOBAL BLUE GROUP HOLDING AG, a limited company having its registered office in Zurichstrasse 38, 8306 Bruttisellen, Switzerland and identification number CHE 442.546.212 (the Borrower).
WHEREAS:
The Borrower has requested the Lenders make the Loans and the Lenders have agreed to do so pursuant to the terms set out in this Agreement.
IT IS HEREBY AGREED as follows:
1DEFINITIONS
1.1In this Agreement:
Affiliate has the meaning given to it in the Facilities Agreement.
Availability Period means the period from (but excluding) the Closing Date until (and including) 8 April 2022.
Board Approval has the meaning given to it Clause 5 (Purpose) of this Agreement.
Business Day has the meaning given to it in the Facilities Agreement.
Company means Global Blue Group Holding AG, a company limited by shares incorporated under the laws of Switzerland having its registered office at Zurichstrasse 38, 8306 Brüttisellen, Switzerland.
1Closing has the meaning given to that term in the Merger Agreement.
Closing Date has the meaning given to that term in the Merger Agreement.
Financial Investor means any person principally engaged in the business of acquiring, holding, and selling investments (including controlling interests) or providing or acquiring debt financing, including any private equity fund or other financial sponsor, asset management firm, sovereign wealth fund, hedge fund, mutual fund, business development company, pooled investment vehicle, publicly-listed special purpose acquisition company, bank or financial institution (or any one or more investment vehicles managed or otherwise controlled by any such person, including any affiliated funds or any limited or general partners of any such person), or any other person not principally engaged in carrying on the operation of a non-financial trade or business.
Euro or € means the single currency unit of Participating Member States.
Event of Default means any event or circumstance specified as such in Clause 9.1 (Events of Default) of this Agreement.
Facilities Agreement means the IPO facilities agreement dated 25 October 2019 (as amended and restated by an amendment letter dated 14 January 2020) between, among others, Global Blue Group AG as the Original Company and RBC Europe Limited as Agent.
Financial Indebtedness has the meaning given to that term in the Facilities Agreement (but shall, in any event, include the obligations of the Borrower under this Agreement).

Project Globetrotter: Liquidity Loan Agreement

Forward Purchase Agreement has the meaning given to that term in the Merger Agreement.
Group has the meaning given to that term in the Facilities Agreement.
Interest Period means each interest period set out in Clause 6 (Interest) of this Agreement.
Liquidity means:
(a)the cash and cash equivalents held by members of the Group; and
(b)any committed and undrawn facility or credit line available to members of the Group, including for the avoidance of doubt, the New Revolving Facility (as defined in the Facilities Agreement).
Loan means a loan made or to be made by the Lenders pursuant to the terms of this Agreement.
Majority Lenders means a Lender or Lenders whose participations in the Loans and unutilised commitments set out in Schedule 1 (The Lenders) aggregate more than 50 per cent. of the aggregate principal amount of the Loans and total unutilised commitments set out in Schedule 1 (The Lenders) of this Agreement.
Maturity Date means in relation to a Loan, the earlier of (i) the date falling on the second anniversary of the date of the initial utilisation of that Loan and (ii) 28 February 2024.
2Merger Agreement means the agreement and plan of merger dated 16 January 2020 between, among others, Far Point Acquisition Corporation, Globetrotter and the Company, as amended, supplemented or otherwise modified from time to time in accordance with its terms.
Participating Member State means any member state of the European Union that adopts or has adopted the Euro as its lawful currency in accordance with legislation of the European Union relating to Economic and Monetary Union.
Party means a party to this Agreement.
Termination Date means in relation a Loan, the earlier of:
(a)the Maturity Date of that Loan; and
(b)the date on which a Change of Control or a Sale (each term as defined in the Facilities Agreement) has occurred.
Third Point Commitment Agreement has the meaning given to that term in the Merger Agreement.
$, USD and US Dollars mean the lawful currency for the time being of the United States of America.
2RANKING
Each of the Parties agrees that all liabilities and obligations of the Borrower under this Agreement:
(a)are postponed and subordinated to all liabilities and obligations of the Borrower under the Facilities Agreement and the other Finance Documents (as defined in the Facilities Agreement); and
(b)save as provided in paragraph (a) above, shall at all times rank at least pari passu with the claims of all of the Borrower’s other present or future unsecured and unsubordinated creditors, except for obligations mandatorily preferred by laws applying to companies generally.

Project Globetrotter: Liquidity Loan Agreement

3THE LOANS
(a)At any time during the Availability Period, subject to the satisfaction of the conditions set out in Clause 4 (Conditions) below, upon written request from the Company on at least ten (10) Business Days’ notice (with such notice to be provided no later than 11:00 a.m. (in London)), the Lenders shall make the Loans in US Dollars to the Borrower.
(b)Except as may otherwise be agreed in writing between the Lenders, the amount of each Lender’s participation in the Loans will be equal to the proportion of the Loans set out opposite its name in Schedule 1 (The Lenders) of this Agreement.
(c)The Borrower may borrow less than the amount set forth in Schedule 1 (The Lenders) at any time or from time to time but may only request up to two (2) Loans in total.
(d)The Loans shall be transferred by each Lender to such account as the Borrower may designate in its written request for the Loan.
(e)All commitments of the Lenders which, at that time, are unutilised shall be immediately cancelled at the end of the Availability Period.
(f)Notwithstanding any other term of this Agreement, a Lender is only obliged to participate in the Loans to the extent that it would not result in the aggregate amount its participation in the Loans exceeding its commitment set out opposite its name in Schedule 1 (The Lenders) of this Agreement.
4CONDITIONS
The Lenders will only be obliged to provide a Loan if on the date of the request for a Loan and on the proposed utilisation date of a Loan:
(a)the Forward Closing (as defined in the Forward Purchase Agreement) has been completed in accordance with the Forward Purchase Agreement and, unless the Purchase Price (as defined in the Third Point Commitment Agreement) shall have been reduced to $0, the Closing (as defined in the Third Point Commitment Agreement) has been completed in accordance with the Third Point Commitment Agreement;
(b)the Closing has been completed in accordance with the Merger Agreement;
(c)the Borrower has delivered to the Lenders a copy of the Board Approval;
(d)no Event of Default has occurred and is continuing or would result from a Loan;
(e)the Borrower has delivered to the Lenders a certificate confirming that (pro forma for the incurrence of such Loan) no Event of Default under paragraphs (d) to (f) of Clause 9.1 has occurred and the Borrower does not expect (acting reasonably and in good faith) any such Event of Default occurring at any time during the period from (and including) the date of utilising of a Loan until (and including) the date falling six (6) months after the utilisation of that Loan; and
(f)no Change of Control or a Sale (each term as defined in the Facilities Agreement) has occurred.
5PURPOSE
The Borrower may only utilise a Loan if:
(a)the purpose of a Loan is to either:

Project Globetrotter: Liquidity Loan Agreement

(i)cure or avoid an expected breach of the financial covenant set out in Clause 26.2 (Financial condition) of the Facilities Agreement; or
(ii)finance in good faith the actual liquidity needs of the Group;
(b)the chief executive officer and chief finance officer of the Company has proposed utilising a Loan for such purposes to the board of directors of the Company (the Board) and certifies to the Board that a Loan is required for such purposes; and
(c)a Loan is approved by the majority of the Board (excluding for such purpose any vote of any director of the Board that is a representative of the Lenders) for such purposes (the Board Approval).
6INTEREST
6.1A Loan shall bear interest at a rate of two point seventy five per cent. (2.75%) per annum (or such other minimum safe harbour rate as may be applicable from time to time at the start of each interest period based on the principal amount and currency of a Loan as published by the Swiss tax authorities, which shall be promptly notified by the Borrower to the Lenders).
6.2Interest shall accrue from day to day upon (a) the aggregate principal amount of a Loan and (b) any accrued unpaid interest from time to time, and shall be calculated on the basis of a year of 360 days.
6.3The first Interest Period shall be the period from the date on which a Loan is made by the Lenders to the Borrower to the date falling six (6) months after such date and any subsequent Interest Periods shall be the period commencing immediately after the end of the previous Interest Period and ending six (6) months thereafter.
6.4Subject to Clause 6.5 below, the Borrower shall pay the accrued interest on the last date of each Interest Period (a Payment Date).
6.5To the extent the Borrower elects not to pay the accrued interest on a Payment Date, it shall notify the Lenders at least five (5) Business Days prior to the relevant Payment Date (a PIK Election). If the Borrower makes a PIK Election, such interest shall be capitalised and be added to the outstanding principal amount of a Loan on such Payment Date and shall thereafter accrue interest in accordance with this Clause 6.
7REPAYMENT AND PREPAYMENT
7.1The Borrower will repay each Loan in full to the Lenders, together with any other sum then owed by it to the Lenders under this Agreement, on the Termination Date for that Loan.
7.2The Borrower may prepay the whole or any part of a Loan if it gives the Lenders at least three (3) Business Days’ prior written notice.
7.3The Borrower may not reborrow any part of a Loan which is prepaid or repaid.
7.4From the date of the initial Loan made under this Agreement and until all amounts under this Agreement have been repaid in full, the Company shall (and shall ensure that the other members of the Group shall) use reasonable endeavours to obtain and draw down a third party financing provided that:
(i)the Group will not be required to enter into such third party financing if its all-in-yield exceeds 10% per annum; and
(ii)subject to clause (i) above, the terms and conditions of such third party financing may be more expensive or restrictive for the Group than (or

Project Globetrotter: Liquidity Loan Agreement

otherwise less advantageous for the Group than) the Loans made available under this Agreement.
7.5The proceeds of any third party financing entered into by the Group on or after the date of the initial Loan made under this Agreement shall be applied to meet the reasonably expected liquidity and investment requirements of the Group and repay the Loans. The Board of Directors of the Company shall discuss and agree what the proceeds of any third party financing shall be applied to (from among the foregoing purposes) and the timing of using the proceeds for such purpose, which may include an arrangement not to use the proceeds of such third party financing immediately to repay the Loans (to the extent such proceeds are specified for the reasonably expected liquidity and investment requirements of the Group).
8INFORMATION RIGHTS
To the extent that a Lender ceases to be a shareholder of the Company, the Borrower shall procure that any information that is delivered to the lenders under the Facilities Agreement is also delivered to such Lender.
9EVENTS OF DEFAULT
9.1Each of the events or circumstances set out in this Clause 9.1 is an Event of Default:
(a)the Borrower fails to pay any sum due under this Agreement when due;
(b)the Borrower does not comply with any material provision of this Agreement (other than by failing to pay) and such failure to comply is not remedied within twenty (20) Business Days of the earlier of:
(i)the Lenders notifying the Borrower of the failure to comply; or
(ii)the Borrower becoming aware of the failure to comply;
(c)the principal amount under any Financial Indebtedness under the Facilities Agreement is declared to be or otherwise becomes due and payable prior to its specified maturity as a result of the creditors under the Facilities Agreement exercising their acceleration rights (however described) under the Facilities Agreement (excluding placing amounts on demand but including making a demand on amounts placed on demand);
(d)the Borrower or the Company:
(i)is unable or admits in writing its inability to pay its debts as they fall due (in each case other than solely as a result of its balance sheet liabilities exceeding its balance sheet assets);
(ii)suspends making payment on any of its debts; or
(iii)by reason of actual or anticipated financial difficulties, commences negotiations with its financial creditors generally (excluding any negotiations with any Lender in its capacity as such) with a view to rescheduling any of its Financial Indebtedness with its financial creditors generally;
(e)a moratorium is declared in respect of any indebtedness of the Borrower or the Company; or
(f)any formal corporate action, filing or legal proceeding is taken in relation to:

Project Globetrotter: Liquidity Loan Agreement

(i)the suspension of payments, a moratorium of any indebtedness, winding-up, formal restructuring proceedings, dissolution, bankruptcy, administration of the Borrower or the Company;
(ii)a composition, compromise, assignment or arrangement with any class of creditors generally (other than with any Lender) of the Borrower or the Company in connection with or as a result of any financial difficulty on the part of the Borrower or the Company;
(iii)the appointment of a liquidator, receiver, administrative receiver, administrator, reconstructor, compulsory manager or other similar officer in respect of, or all or any part of the business or assets of the Borrower or the Company; or
(iv)the enforcement of any security securing Financial Indebtedness over any assets of the Borrower or the Company, or any analogous procedure or step is taken in any jurisdiction.
9.2At any time after an Event of Default has occurred and is continuing, the Majority Lenders may by written notice to the Borrower:
(a)cancel the commitments of the Lenders under this Agreement whereupon they shall immediately be cancelled; and/or
(b)declare that all or part of the Loans, together with accrued interest, and all other amounts accrued or outstanding under this Agreement be immediately due and payable, whereupon they shall become immediately due and payable.
9.3An Event of Default may be waived only by the written agreement of the Majority Lenders.
10PAYMENTS
The Borrower shall make all payments hereunder in US Dollars (unless otherwise agreed by the Parties) and without set off or counterclaim and free and clear of and without deductions of or withholding of any taxes or any other fees whatsoever present or future, except as may be required by law.
11ASSIGNMENT
11.1The Borrower may not assign, novate, dispose or otherwise transfer any of its rights and/or obligations under this Agreement.
11.2Each Lender may only assign, novate, dispose or otherwise transfer all of its rights and/or obligations under this Agreement to:
(a)its Affiliate, another Lender or an Affiliate of a Lender;
(b)to a bank or financial institution or to any trust, fund or other entity, in each case, which is regularly engaged in or established for the purpose of making, purchasing or investing in or securitising loans, securities or other financial assets; and
(c)a Financial Investor,
provided that no assignment, novation, disposal or other transfer by a Lender shall be made if as a result any Swiss Non-Bank Rules (as defined in the Facilities Agreement) would be breached.

Project Globetrotter: Liquidity Loan Agreement

11.3If a Lender assigns, novates, disposes or otherwise transfers all of its rights and/or obligations under this Agreement pursuant to Clause 11.2 above, the Parties agree to enter into a novation, assignment or transfer agreement in a form agreed between the Parties (each acting reasonably) to effect such assignment, novation, disposal or transfer.
11.4Notwithstanding Clause 11.2 above, each Lender may assign by way of security to the Security Agent (as defined in the Facilities Agreement) or any of its lenders, any and all of its rights under this Agreement, provided that no security shall be granted if as a result any Swiss Non-Bank Rules (as defined in the Facilities Agreement) would be breached.
12AMENDMENTS
Any term of this Agreement may be amended or waived only with the consent of the Majority Lenders and the Borrower.
13EXERCISE OF RIGHTS
No failure to exercise or delay in exercising on the part of the Lenders, any right, remedy or power hereunder shall operate as a waiver nor shall any single or partial exercise preclude further or other exercise of any right, remedy or power, whether the same or any other right, remedy or power.
14SEVERAL OBLIGATIONS
The obligations of the Lenders under this Agreement are several. No Lender is responsible for the obligations under this Agreement of any other Lender.
15NOTICES
All notices and other communications hereunder shall take effect on receipt and be by letter or facsimile transmission. Such notices shall be sent to the relevant party at such address or fax number as it may notify to the other party from time to time in writing.
16CERTIFICATE
A certificate from the Lenders as to the amount at any time due from the Borrower to the Lenders under a Loan shall, in the absence of manifest error, be conclusive.
17COUNTERPARTS
This Agreement may be executed in any number of copies which taken together shall constitute the same Agreement.
18GOVERNING LAW
(a)This Agreement and any non-contractual obligations arising out of or in connection with it are governed by English law.
(b)The courts of England, in London have exclusive jurisdiction to settle any dispute arising out of or in connection with this Agreement (including a dispute relating to the existence, validity or termination of this Agreement or any non-contractual obligation arising out of or in connection with this Agreement) (a Dispute). The Parties agree that the courts of England are the most appropriate and convenient courts to settle Disputes and accordingly no Party will argue to the contrary.
(c)This Clause 18 is for the benefit of the Lenders only. As a result, no Lender shall be prevented from taking proceedings relating to a Dispute in any other courts with jurisdiction. To the extent allowed by law, the Lenders may take concurrent proceedings in any number of jurisdictions.
(d)Without prejudice to any other mode of service allowed under any relevant law, the Borrower irrevocably appoints Global Blue Service Company UK Limited of 7th

Project Globetrotter: Liquidity Loan Agreement

Floor, 52 Grosvenor Gardens, London, England, SW1W 0AU (Attention: Jeremy Henderson-Ross / Derrick Hardman) as its agent for service of process in relation to any proceedings before the English courts in connection with this Agreement and agrees that failure by a process agent to notify the Borrower of the process will not invalidate the proceedings concerned.
(e)If any person appointed as a process agent is unable for any reason to act as process agent, the Borrower must promptly (and in any event within twenty (20) Business Days of such event taking place) appoint another agent on terms acceptable to the Lenders (acting reasonably and in good faith).
(f)The Borrower may irrevocably appoint another person as its agent for service of process in relation to any proceedings before the English courts in connection with this Agreement subject to notifying the Lenders accordingly. In the case of any replacement of an existing agent for service of process, following the new process agent's appointment and notification to the Lenders of such new appointment, the existing process agent may resign.
THIS AGREEMENT HAS BEEN ENTERED INTO ON THE DATE STATED AT THE BEGINNING OF THIS AGREEMENT.

[Signature pages not reproduced]

Yours faithfully

………………………………..
GLOBAL BLUE GROUP HOLDING AG

By:

Name:

Title:

Project Globetrotter: Liquidity Loan Agreement

SCHEDULE 1 THE LENDERS

Name of Lender	Commitment ($)	Proportion (%)
SL GLOBETROTTER, L.P.	53,093,227.00	70.791
GLOBAL BLUE HOLDING L.P.	21,906,773.00	29.209
Total	75,000,000.00	100

Project Globetrotter: Liquidity Loan Agreement

ACCEPTED AND AGREED:

SL GLOBETROTTER, L.P.
in its capacity as a Lender constituting the Majority Lenders

By: SL Globetrotter GP, Ltd., its general partner

By: ________________________
Name:
Title: Director

Project Globetrotter: Liquidity Loan Agreement